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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 19, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI

PRESS RELEASE

        Partial spin-off of Banca Fideuram to SANPAOLO IMI executed today

        Turin, 19 November 2004—The deed of partial proportional spin-off of Banca Fideuram to SANPAOLO IMI of the stake held in Fideuram Vita was executed today. The effects of the spin-off will commence on 30 November 2004: on that date 0.07470 ordinary shares of SANPAOLO IMI per 1 ordinary share of Banca Fideuram (original value 0.26 euro) will thus be assigned.

        The assignment will be effected through the issue of ordinary shares, with regular dividend rights, which will be assigned to shareholders of Banca Fideuram, other than SANPAOLO IMI, against the withdrawal of the shares in circulation (original value 0.26 euro) and substitution with new shares of euro 0.19 nominal unit value.

        The new equity capital of SANPAOLO IMI will be 5,217,679,140.80 euro.

        Banca Fideuram shareholders will be able to access a service for dealing in any fractional shares, at market prices, without charges and commissions. Shareholders who, because of the transaction, become shareholders of a fraction of a SANPAOLO IMI ordinary share will be guaranteed the possibility to purchase or sell fractions to reach a unit amount.

        No charge will be levied on Banca Fideuram shareholders for these transactions.

        Purchases and sales of fractional shares will be settled in virtue of the official price of SANPAOLO IMI ordinary shares on the Mercato Telematico Azionario della Borsa Italiana S.p.A. on 29 November 2004, the day preceding the date of legal effectiveness of the spin-off.

        The effects are simultaneous with the spin-off of Sanpaolo Vita to Assicurazioni Internazionali di Previdenza.

        The operation is in the context of the more general reorganisation project of the Group's insurance activities, which envisages the concentration of the insurance business in a single grouping, with the objective of rationalising the Group's presence in a sector of strategic interest.

        The new company, with technical reserves of more than 31 billion euro and premium income of 8 billion euro in 2003 will be the third largest life insurer in Italy.

        The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

        The securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The securities are intended to be made available within the United States in connection with the business combination pursuant to an exemption from the registration requirements of the Securities Act.

***

The business combination described herein relates to the securities of foreign companies. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

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        It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Sanpaolo IMI and the other companies involved in the business combination are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax +39 011 5552989
www.grupposanpaoloimi.com

Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 5556965)
 Cristina Montarolo (+39 011 5555907)
Anna Monticelli (+39 011 5552526)

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: November 19, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

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SANPAOLO IMI PRESS RELEASE
SIGNATURES